09041826

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66840

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Karvy, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Broadway
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

212 267 4334
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paolilli, Jarek, & Der Ananian, LLC
(Name – *if individual, state last, first, middle name*)

319 Littleton Rd (Address) Westford (City) MA (State) (Zip Code)

SEC Mail Processing Section
MAY 29 2009
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Karvy, Inc, as of March 28, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

____

Title

Notary Public

JONATHAN EMBRACK
Notary Public - State of New York
No. 01EM6173028
Qualified In Queens County
My Commission Expires August 20, 2011

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KARVY, INC.

FINANCIAL STATEMENTS

March 31, 2009 and 2008

Paolilli, Jarek & Der Ananian, LLC

CERTIFIED PUBLIC ACCOUNTANTS

KARVY, INC.

INDEX

	Page
Independent Auditors' Report	1 - 2
Balance Sheets	3
Statements of Operations	4
Statements of Changes in Stockholder's Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7 - 10
Supplementary Schedules:	
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	11
Reconciliation of Net Capital with Computation in Part IIA of Form X-17A-5	12
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	13 - 14

Paolilli, Jarek & Der Ananian, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Paolilli, Jarek & Der Ananian, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA
Paul G. Der Ananian, CPA

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

Independent Auditors' Report

To the Board of Directors
KARVY, INC.
New York, New York

We have audited the accompanying balance sheets of KARVY, INC., as of March 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KARVY, INC. as of March 31, 2009 and 2008, and the results of its operations, changes in stockholder's equity, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Independent Auditors' Report - continued

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
May 26, 2009

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

KARVY, INC.

BALANCE SHEETS
As of March 31, 2009 and 2008

		2009	2008
Assets:			
Current Assets:			
Cash and cash equivalents	$	130,253	$ 343,484
Other current assets		10,124	5,054
Total Current Assets		140,377	348,538
Fixed assets, net		7,497	11,229
Deposit		18,253	10,000
Total Assets	$	166,127	$ 369,767
Liabilities and Stockholder's Equity:			
Current Liabilities:			
Accounts payable and accrued expenses	$	11,739	$ 37,152
Stockholder's Equity:			
Common Stock, No Par Value, 1,500 shares authorized		1,145,000	995,000
Accumulated Deficit		(990,612)	(662,385)
		154,388	332,615
Total Liabilities and Stockholder's Equity	$	166,127	$ 369,767

The accompanying notes are an integral part of these financial statements.

KARVY, INC.

STATEMENTS OF OPERATIONS
For the Years Ended March 31, 2009 and 2008

	2009	2008
Revenues:		
Retainer fee income	$ 104,250	$ 747,475
Retainer fee income - related party	161,000	40,000
Commission Income	0	2,700
Interest	208	1,257
Other	0	35,000
	265,458	826,432
Operating expenses:		
Professional fees	186,617	214,773
Salaries and related expenses	183,240	212,770
Clearing charges	0	75,533
Marketing and promotion	15,000	59,061
Occupancy	60,753	35,944
Travel and entertainment	29,717	33,103
Quote service	25,861	30,315
Regulatory compliance	24,685	25,402
Miscellaneous	31,969	21,396
Communications	13,180	17,809
Depreciation	5,653	6,438
Conferences	195	6,200
Dues and subscriptions	758	4,648
Office supplies and expense	14,142	4,506
Insurance	1,915	3,671
Total operating expenses	593,685	751,569
Income (loss) before income taxes	(328,227)	74,863
Provision for income taxes		
Current year provision	0	19,978
Net operating loss carryover benefit	0	(19,978)
	0	0
Net Income (Loss)	$ (328,227)	$ 74,863

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

KARVY, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended March 31, 2009 and 2008

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
Balance, March 31, 2007	23	$ 995,000	$ (737,248)	$ 257,752
Net Income			74,863	74,863
Balance, March 31, 2008	23	995,000	(662,385)	332,615
Capital Contributions	3	150,000		150,000
Net Loss			(328,227)	(328,227)
Balance, March 31, 2009	26	$ 1,145,000	$ (990,612)	$ 154,388

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

KARVY, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended March 31, 2009 and 2008

	2009	2008
Cash Flows from Operating Activities:		
Net Income (Loss)	$ (328,227)	$ 74,863
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	5,653	6,438
Decrease in other current assets	(5,070)	1,819
Increase in deposit	(8,253)	0
Increase in accounts payable and accrued expenses	(25,413)	32,424
Net cash provided (used) by operating activities	(361,310)	115,544
Cash Flows used in Investing Activities:		
Purchase of fixed assets	(1,921)	(1,026)
Cash Flows from Financing Activities:		
Capital contributions	150,000	0
Net increase (decrease) in cash and cash equivalents	(213,231)	114,518
Cash and cash equivalents - Beginning.	343,484	228,966
Cash and cash equivalents - Ending.	$ 130,253	$ 343,484

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

NATURE OF BUSINESS

Karvy, Inc. "the Company" was organized on September 18, 2003 as a wholly owned subsidiary of Karvy Consultants Ltd, India, "Karvy Consultants". Karvy Consultants is a member of the Karvy Group, an integrated financial services provider based in India. The Company, which is located in New York City, is a registered Broker and Dealer in securities. The Company is subject to the regulations of certain federal and state agencies, and undergoes periodic examinations by the Financial Industry Regulatory Authority.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Recognition of Income
The Company receives consulting fees for advising Indian clients on U.S. entry strategy, capital raising in the United States, and business/market strategies. The company also advises Indian business clients on cross-border, U.S./India transactions. This income is recognized as revenue in the respective months for which these fees relate. At March 31, 2009 and 2008, there were no accounts receivable for services provided or deferred revenue from customer prepayments.

Fixed Assets
Fixed assets are depreciated for financial reporting purposes using the straight-line method over the following estimated useful lives:

Computer and office equipment	5 years
Furniture and fixtures	7 years

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

KARVY, INC

NOTES TO FINANCIAL STATEMENTS
March 31, 2009 and 2008

Note 2. Fixed Assets

At March 31, 2009 and 2008, the Company's fixed assets consisted of:

	2009	2008
Computer and office equipment	$ 21,555	$ 21,019
Furniture and fixtures	7,539	6,154
	29,094	27,173
Accumulated Depreciation	21,597	15,944
	$ 7,497	$ 11,229

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, as defined by rule 15c3-1, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. At March 31, 2009 and 2008, the Company had net capital in excess of its required net capital.

Note 4. Commitments

The Company leases office space in New York City under a five year lease term ending September 30, 2013. Rent expense in 2009 and 2008 was $55,416 and $32,344, respectively. Future minimum rentals, on an annual basis, are as follows:

Year ending March 31,

2010	$ 92,925
2011	96,908
2012	100,890
2013	100,890
	$ 391,613

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Note 5. Focus (Form X - 17a - 5) Report

A copy of the Company's most recent, annually audited Focus Form X-17a-5 Report (March 31, 2009) is available for examination at the principal office of the firm and at the regional office of the Securities and Exchange Commission.

Note 6. Exempt Provisions Under Rule 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k) (2) (ii), as an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, which carries all the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to rule 17a-3 and 17a-4, as are customarily made by a clearing broker or dealer.

Note 7. Income Taxes

Since inception, the Company has incurred net operating losses totaling approximately $1,059,000. In 2008, an income tax benefit of approximately $20,000, arising from the use of prior years' net operating losses of $78,000 to offset taxable income in 2008, has been included in the 2008 statement of operations. In addition, the Company has not recorded a deferred tax asset representing the potential income tax benefit that may arise when the available prior years' net operating losses are applied against taxable income which may arise in future years.

The availability of prior years' net operating losses, which may be utilitized to offset future years' taxable income, will expire as follows:

March 31,	
2025	$ 88,000
2026	318,000
2027	250,000
2028	0
2029	325,000
	$981,000

Note 8. Related Party Transactions

The Company received revenues of $161,000 and $40,000 during the years ended March 31, 2009 and 2008, respectively, from Karvy Global Services, Inc., an entity related to the Company through the Karvy Group of financial services companies.

KARVY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2009

COMPUTATION OF NET CAPITAL

Stockholder's equity		$ 154,388
Less non-allowable assets:		
CRD account	$ 612	
Other current assets	10,124	
Fixed assets, net	7,497	
Deposit	18,253	
		36,486
Net Capital		$ 117,902

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 11,739
Total Aggregate Indebtedness	$ 11,739

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum capital requirement	$ 100,000
Excess Net Capital	$ 17,902
Ratio: Aggregate indebtedness to net capital	0.10

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

See accompanying notes
and independent auditors' report.

KARVY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2009

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA, of Form X-17A-5 as of March 31, 2009)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	117,902
Net audit adjustments		0
Net Capital per above	$	117,902

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

See accompanying notes
and independent auditors' report.

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA
Paul G. Der Ananian, CPA

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Tel. 978.392.3400
Fax. 978.392.3406
www.pjcpa.com
319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
KARVY, INC.
New York, New York

In planning and performing our audit of the financial statements and supplementary schedules of KARVY, INC. for the year ended March 31, 2008, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be significant deficiencies under standards established by the American Institute of Certified Public Accountants. A significant deficiency is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Paolilli Jarek & Der Ananian, LLC

Paolilli, Jarek & Der Ananian, LLC,
Certified Public Accountants

Westford, Massachusetts
May 26, 2009

Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS